UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
Form SD

SPECIALIZED DISCLOSURE REPORT
________________

COMVERSE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35572	04-3398741
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

200 Quannapowitt Parkway
Wakefield, MA 01880
(Address of principal executive offices)

Roy S. Luria
(781) 246-9000
(Name and telephone number, including area code, of
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure.
Item 1.01. Conflict Minerals Disclosure and Report.
(b) Conflict Minerals Disclosure
This Form SD is filed pursuant to Rule 13p‑1 under the Securities and Exchange Act of 1934 (the “Rule”) for the reporting period January 1 to December 31, 2013. For purposes of this Form SD, references to “Comverse,” “we,” “us,” “our” or the “Company” mean Comverse, Inc. and its subsidiaries.
We are a leading provider of telecom business enablement solutions for communication service providers (“CSPs”) through a portfolio of product-based solutions and associated services in the following domains:

•
Business Support Systems (BSS). We provide converged, prepaid and postpaid billing and active customer management systems for wireless, wireline, cable and multi-play CSPs, delivering a value proposition designed to enable an effective service and data monetization, a consistent, enhanced customer experience, reduced complexity and cost, and real-time choice and control. In addition, we provide CSPs with the ability to better manage their data networks and to better monetize their data network investment through our Policy Management and Policy Enforcement capabilities for wireless and wireline data networks.

•
Digital Services. We enable voice and messaging services (including voicemail, visual voicemail, call completion, short messaging service, and multimedia picture and video messaging), and digital lifestyle services and Internet Protocol based rich communication services (including group chat, file transfer, video share, social, presence and geo-location information).

In connection with each of these domains, we offer a portfolio of services related to our solutions following the completion of the delivery of the project to the customer.
The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to as “Conflict Minerals,” are columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
As a company providing software solutions to our customers via hardware we procure from computer and telecom equipment manufacturers, Comverse is several levels removed from the actual mining of Conflict Minerals. Comverse does not make purchases of raw or unrefined Conflict Minerals and makes no purchases in the Covered Countries. To enable its product-based solutions and associated services, Comverse procures as components manufactured products for which certain Conflict Minerals are necessary to the functionality or production of those products. Comverse must therefore rely on its suppliers to provide information regarding the origin of the Conflicts Minerals.
We conducted a good faith reasonable country of origin inquiry reasonably designed to determine whether any of the necessary Conflict Minerals originated in the Covered Countries, or were from recycled or scrap sources. Our inquiry included (1) conducting an initial survey of our direct suppliers of materials that may contain Conflict Minerals, using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template to identify supplier representations regarding origin of the materials; and (2) assessing the collective supplier input relative to knowledge of Conflict Minerals reporting and representations as to which components of our products have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for Conflict Minerals.
Based on the results of the reasonable country of origin inquiry, Comverse determined that it has no reason to believe that the necessary Conflict Minerals may have originated in the Covered Countries. This information is publicly available on the Company’s website at http://www.comverse.com/about_comverse/investors/.
In addition, Comverse’s compliance function has developed policies and procedures to address the potential that some components of its extended supply chain may include Conflict Minerals and that those Conflict Minerals may originate in Covered Countries. Comverse’s Responsible Sourcing Policy outlines its intent to ensure that global product and commodity sourcing activities comply with various local and international laws and support human rights and corporate responsibility initiative and objectives. The Responsible Sourcing Policy mandates that Comverse:

•	Will not knowingly procure Conflict Minerals from any of the Covered Countries;

•	Will not knowingly procure Conflict Minerals that are not certified as “conflict free;”

•	Will require all suppliers of products or components that contain Conflict Minerals to certify that their products are “conflict free;”

◦	supplier will represent that it is in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

◦	supplier will provide documentation supporting its representations, as requested by Comverse; and

◦	supplier will support Comverse in any other manner reasonably necessary to ensure our compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

•	Will periodically examine documentation from suppliers supporting their certification of their products as “conflict free;” and

•	Will take action to find alternate sources of “conflict free” products if any suppliers are unable to certify as to the “conflict free” status of their products supplied to Comverse.

The statements included in this Form SD are based on the reasonable country of origin inquiry performed in good faith by Comverse. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect our declaration.
These factors include, but are not limited to: (i) gaps in supplier data; (ii) errors or omissions by suppliers; (iii) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules; (iv) all instances of conflict minerals necessary to the functionality or manufacturing of components of our products may not yet have been identified; (v) timeliness of data received from our suppliers; (vi) information that is in the public domain may not be discovered despite having conducted a reasonable search; (vii) there may be errors in publicly available information; (viii) language barriers or errors in translation could lead to inaccurate information; (ix) some suppliers may be unfamiliar with the diligence process and information required to be provided due to this new regulation, which could lead to inaccurate responses; (x) materials sourced from the Covered Countries could be inaccurately declared secondary materials; (xi) difficulties obtaining information from companies that are no longer in business; (xii) certification programs are not equally advanced for all industry segments and metals; and (xiii) smuggling of Conflict Minerals outside the Covered Countries may make identification of their origin more difficult.

Item 1.02. Exhibit.
None.
Section 2. Exhibits.
Item 2.01. Exhibits.
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: June 2, 2014

COMVERSE, INC.

By:     /s/ Roy S. Luria
Name: Roy S. Luria
Title: Senior Vice President, General Counsel
and Corporate Secretary